UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to                     .

Commission File Number 001-14982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Huttig Building Products, Inc. Savings and Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, MO 63141

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Financial Statements and Supplemental Schedule

Years ended December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants of the Huttig Building Products, Inc. Savings and Profit Sharing Plan and

The Board of Directors of Huttig Building Products, Inc.

We have audited the accompanying statements of net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Huttig Building Products, Inc. Savings and Profit Sharing Plan as of December 31, 2012 and 2011, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Brown Smith Wallace, L.L.C.

St. Louis, Missouri

June 25, 2013

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2012 and 2011

	2012	2011

Investments:
Investments, at fair value (see note 3)	$47,626,833	$43,552,389

Total investments	47,626,833	43,552,389

Receivables:
Notes receivable — participants	676,445	513,580

Total receivables	676,445	513,580

Net assets available for benefits	$48,303,278	$44,065,969

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2012 and 2011

	2012	2011
Contributions and other additions:
Participant contributions	$1,335,352	$1,623,269
Participant rollover contributions	170,793	217,240

Total contributions and other additions	1,506,145	1,840,509

Investment income:
Interest, dividends and capital gains	1,147,336	679,939
Interest income on notes receivable — participants	24,966	21,658
Net appreciation (depreciation) in fair value of investments	5,253,076	(2,111,428)

Total investment (loss) income	6,425,378	(1,409,831)

Total additions	7,931,523	430,678

Benefits paid to participants	3,694,214	5,427,287

Total deductions	3,694,214	5,427,287

Net increase (decrease)	4,237,309	(4,996,609)
Net assets available for benefits, beginning of year	44,065,969	49,062,578

Net assets available for benefits, end of year	$48,303,278	$44,065,969

See accompanying notes to financial statements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(1)	Description of the Plan

The following description of the Huttig Building Products, Inc. Savings and Profit Sharing Plan (the Plan) is provided for financial statement purposes only. Participants should refer to the Plan document for more complete information.

(a)    General

The Plan is a defined contribution plan established by Huttig Building Products, Inc. (Huttig or the Company) under the provisions of Section 401(a) of the Internal Revenue Code (IRC), which includes a qualified cash or deferred salary arrangement as described in Section 401(k) of the IRC, for the benefit of eligible employees of the Company. The Plan was established December 16, 1999 to offer the employees of the Company a means of saving funds, on a pre-tax basis or after-tax basis, for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Participation is voluntary.

Full-time employees are eligible to participate in the Plan upon completing 30 days of regular service. The Plan covers all employees of the Company or any other corporation affiliated with the Company, which has adopted the Plan, who have completed 30 days of service, as defined by the Plan, and are not leased employees. Each employee may become a participant of the Plan on the first day of any calendar month coinciding with, or following, the fulfillment of the eligibility requirements.

The Plan is administered by executives of the Company. Prudential Trust Company serves as the Plan Trustee (the Trustee) and The Prudential Investment Company of America serves as Plan Recordkeeper and Custodian.

(b)    Contributions

Plan participants may contribute a percentage of their annual compensation, up to the maximum allowable under Section 402(g) of the IRC. Contributions may be made prior to Federal and certain other income taxes pursuant to Section 401(k) of the IRC or on an after-tax basis. Plan participants must elect out of the minimum 2% annual contribution. Participants attaining the age of 50 before the end of year are eligible to make catch-up contributions of an extra $5,500. The Plan allows participants to make Roth contributions to the Plan.

Company matching Plan contributions are discretionary as determined by the Board of Directors. The Company did not make any matching contributions in 2012 or 2011.

The Company may also make a profit-sharing contribution on a discretionary basis on behalf of all eligible participants employed on the last day of the Plan year, as defined by the Plan, whether or not they make an elective contribution for the Plan year. Profit-sharing contributions are based on the Company’s profitability and are allocated based on a participant’s yearly eligible compensation as a percentage of total eligible compensation for that particular year. These contributions are also subject to certain limitations. There were no discretionary profit sharing contributions remitted to the Plan in 2012 or 2011.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(c)    Investments

Participants may elect to place their deferred or non-deferred contributions into the following funds: Huttig Company Stock Fund, Prudential Jennison Growth Fund Z, Prudential Dryden Stock Index Fund I, American Balanced Fund, Prudential Guaranteed Income Fund, American Funds Euro Pacific Growth Fund A, Columbia Mid Cap Value A, T Rowe Price Mid-Cap Growth R, Federated Clover Small Cap Value A, PIMCO Total Return A, Lord Abbett Developing Growth A Fund, Virtus Emerging Market Opportunities A, Pioneer Fundamental Value Fund Y and Templeton Global Bond Fund. As a result of the spin-off of the Company by Crane Co. in 1999, all assets resulting from such transfer held within the Crane Co. Stock fund are held as a separate investment fund; however, participants are not permitted to direct any contributions to the Crane Co. Stock fund after the effective date of the Plan.

(d)    Vesting and Forfeitures

Participants are always 100% vested in the value of their contributions and the earnings thereon. Vesting of Company contributions and the earnings thereon is determined based on participant’s years of vesting service. A participant is vested 20% after each year of service and becomes fully vested after five years of service or if employment terminates by reason of death, permanent disability, or retirement at age 65. A terminated participant forfeits non-vested Company contributions on the one year anniversary of the participant’s termination.

Any amounts forfeited are first used for payment of employer matching contributions and then to pay Plan expenses. The amounts forfeited were $5,132 and $5,099 in 2012 and 2011, respectively.

(e)    Payments of Benefits

Amounts in a participant’s account and the vested portion of a participant’s employer contributions are distributed upon retirement, death, disability, or other termination of employment. Distributions from the Huttig Company Stock Fund are made in cash.

(f)    Notes Receivable  —  Participants

Participants may borrow funds from their accounts up to 50% of the total vested balance but not more than $50,000, less the participant’s highest outstanding loan balance for the previous 12-month period. The minimum loan amount is $1,000. Loans are repayable through payroll deductions over 1-10 years. At December 31, 2012, the interest rates on participants’ loans ranged from 4.25% – 9.25%. The loans are secured by the balance in the participant’s account and bear interest at the initial lending rate for the life of the loan. Loans taken out in 2012 had an initial lending rate of prime of 3.25% plus 1%, or 4.25%. Participant loans are measured at the unpaid principal balance plus any accrued unpaid interest. The outstanding balance of loans to participants was $676,445 and $513,580 as of December 31, 2012 and 2011, respectively. Interest income on the loan fund is included as interest income in the participant’s fund accounts based on their elected loan allocation.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(g)    Plan Member Accounts

Individual accounts are maintained for each Plan participant to reflect the Plan participant’s share of the Plan’s income, the Company’s contribution, and the Plan participant’s contribution.

(2)	Summary of Significant Accounting Policies

(a)    Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting, except for benefit payments to participants, which are recorded when paid. As described in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 962, Plan Accounting  —  Defined Contribution Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required, the Statements of Net Assets Available for Benefits presents the fair value of the investment contracts. The contract is an insurance company issued general account backed group annuity contract. There are no specific securities in the general account that back the investments in this account. All transactions are at contract value, including discontinuance of the contract. Therefore, fair value is equal to contract value for this investment and no adjustment to fair value is required.

(b)    Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(c)    Administrative Expenses

The assets of the Plan shall be used to pay benefits as provided in the Plan and, to the extent not paid directly by the Company, to pay the reasonable expenses of administering the Plan. Administrative expenses were $153,088 and $85,764 for the years ended December 31, 2012 and 2011, respectively.

(d)    Valuation of Investments and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See note 3 for discussion of fair value measurements.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

(e)    New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820)  — Fair Value Measurement (ASU 2011-04), to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements (as defined in Note 3 below). ASU 2011-04 was effective for the Plan prospectively for the year ending December 31, 2012. The Plan’s adoption of ASU 2011-04 did not have a material impact on its financial statements.

(3)    Investments

The following presents investments that represent 5% or more of the Plan’s net assets:

	2012	2011
Prudential Guaranteed Income Fund	$12,489,740	$12,910,011
American Funds EuroPacific Growth Fund A	6,009,614	5,301,285
Prudential Jennison Growth Fund Z	5,476,284	4,811,254
Pioneer Fundamental Value Fund Y	5,283,455	—
Huttig Company Stock	2,981,972	1,038,035
American Balanced Fund	2,695,638	2,505,461
Eaton Vance Large Cap Value Fund A	—	4,845,889

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The Plan’s investments (including realized and unrealized gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2012	2011
Appreciation/(depreciation) in fair value:
Wells Fargo Stable Value Fund 80	$—	$67,457
Prudential Jennison Growth Fund Z	762,593	82,367
Crane Company Stock	(48,689)	289,754
Huttig Company Stock	2,069,609	(858,424)
Prudential Dryden Stock Index Fund I	255,529	3,892
American Funds EuroPacific Growth Fund A	910,937	(937,911)
Goldman Sachs Balanced A Fund	—	8,679
Federated Clover Small Value A	85,079	(90,625)
Columbia Mid Cap Value A	312,238	(108,379)
T Rowe Price Mid Cap Growth R	122,678	(170,374)
Lord Abbett Developing Growth A	20,312	(96,105)
Eaton Vance Large Cap Value Fund A	130,021	(304,785)
Templeton Global Bond Fund	10,931	(19,363)
American Balanced Fund	295,383	23,409
Virtus Emerging Market Opportunities A	1,170	—
Pioneer Fundamental Value Fund Y	270,658	—
PIMCO Total Return A	54,627	(1,020)

	$5,253,076	$(2,111,428)

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

Fair Value Measurements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels: Level 1 inputs consist of unadjusted quoted prices in active markets for identical assets and have the highest priority; Level 2 inputs consist of quoted market prices in active markets for similar assets type assets; and Level 3 consist of unobservable inputs that have the lowest priority. The Plan uses appropriate techniques based on the available inputs to measure the fair value of its investments. When available, the Plan measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 inputs were used for the Prudential Guaranteed Income Fund which did not meet the criteria for Level 1 inputs. There have been no changes in methodologies used in December 31, 2012 or 2011.

Level 1 Fair Value Measurements

The fair value of mutual funds is based on quoted net asset values of the shares held by the Plan at year-end. The fair value of common stock is based on quoted market prices.

Level 2 Fair Value Measurements

The Plan’s investment in the Guaranteed Income Fund (GIF) is a fully benefit-responsive investment fund. The GIF is valued based on the participant contributions made in the fund, plus earnings at guaranteed crediting rates, less withdrawals and fees.

Level 3 Fair Value Measurements

The fair value is based upon significant unobservable inputs, including the reporting entity’s own assumptions in determining the fair value of investments. The Plan has concluded that it has no Level 3 investments.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

		Fair Value Measurements Using:
December 31, 2012	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Balanced	$2,695,638	$2,695,638	$—	$—
Bond	1,788,588	1,788,588	—	—
International	6,042,842	6,042,842	—	—
Large Cap Growth	5,476,284	5,476,284	—	—
Large Cap Balanced	2,104,488	2,104,488	—	—
Large Cap Value	5,283,455	5,283,455	—	—
Mid Cap Growth	2,033,319	2,033,319	—	—
Mid Cap Value	2,259,854	2,259,854	—	—
Small Cap Value	1,184,523	1,184,523	—	—
Small Cap Growth	1,400,638	1,400,638	—	—
Huttig Common Stock	2,981,972	2,981,972	—	—
Crane Common Stock	1,885,492	1,885,492	—	—
Guaranteed Income Fund	12,489,740	—	12,489,740	—

	$47,626,833	$35,137,093	$12,489,740	$—

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

		Fair Value Measurements Using:
December 31, 2011	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Other Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual funds
Balanced	$2,505,461	$2,505,461	$—	$—
Bond	1,787,291	1,787,291	—	—
International	5,301,285	5,301,285	—	—
Large Cap Growth	4,811,254	4,811,254	—	—
Large Cap Balanced	1,886,820	1,886,820	—	—
Large Cap Value	4,845,889	4,845,889	—	—
Mid Cap Growth	1,817,432	1,817,432	—	—
Mid Cap Value	2,047,365	2,047,365	—	—
Small Cap Value	1,122,721	1,122,721	—	—
Small Cap Growth	1,306,002	1,306,002	—	—
Huttig Common Stock	1,038,035	1,038,035	—	—
Crane Common Stock	2,172,823	2,172,823	—	—
Guaranteed Income Fund	12,910,011	—	12,910,011	—

	$43,552,389	$30,642,378	$12,910,011	$—

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

(4)	Contract with Insurance Company

In 2012 and 2011, the Plan invested in the Prudential Guaranteed Income Fund (GIF) offered by the Trustee Prudential Retirement Insurance and Annuity Company (PRIAC). Guarantees are based on the claims paying ability of PRIAC and not the value of the securities within the insurer’s general account. The credit rating of the issuer at December 31, 2012 was A2 as reported by Moody’s Investors Service. Deposits made to the GIF are deposited in PRIAC’s general account. Payment obligations under the GIF represent an insurance claim supported by all the general assets. The GIF does not operate like a mutual fund, variable annuity product, or conventional fixed rate individual annuity product. Expenses related to the GIF are calculated by PRIAC and incorporated in the GIF crediting rate. Past interest rates are not indicative of future interest rates.

GIF Operation

Under the group annuity contract that supports this product, participants may ordinarily direct permitted withdrawals or transfers of all or a portion of their account balance at Contract Value within reasonable time frames. Contract Value represents deposits made to the contract, plus earnings at guaranteed crediting rates, less withdrawals and fees. The contract is effected directly between the Plan and the issuer. The repayment of principal and interest credited to participants is a financial obligation of the issuer. There are no reserves against Contract Value for credit risk of the contract issuer or otherwise. Given these provisions, the Plan considers this contact to be benefit responsive.

Contract/Fair Value

The concept of a value other than Contract Value does not apply to this insurance company issued account backed evergreen (no maturity date) group annuity spread product even upon discontinuance of the contact in which case Contract Value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. The contract’s operation is different than many other evergreen group annuity products in that market by virtue of the fact that a market value (fair value) adjustment does not apply upon a discontinuance. This annuity contract, and therefore the liability of the insurer, is not backed by specific securities of its general account, and therefore the market value of the securities in the insurer’s general account does not represent the fair value. The Plan owns a promise to receive interest at crediting rates which are announced in advance and guaranteed for a specific period of time as outlined in the group annuity contract. This product is not a traditional Guaranteed Investment Contract (GIC), and therefore there are no known cash flows that could be discounted. As a result, the value amount shown materially approximates the Contract Value. As of December 31, 2012 and 2011, the Plan held $12,489,740 and $12,910,011, respectively.

Interest Crediting Rates

Interest is credited on contract balances using a single portfolio rate approach. Under this methodology, a single interest crediting rate is applied to all contributions made to the product regardless of the timing of those

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

contributions. The average interest earned by the Plan was 2.18% and 2.50% for the year ended December 31, 2012 and December 31, 2011, respectively. No adjustment is required to mediate between the average earnings credited to the Plan and the average earnings credited to the participants. The same crediting interest rate is applied to the entire contract value and is reviewed on a semi-annual basis for resetting. The factors considered in establishing the crediting interest rate include current economic and market conditions, the general interest rate environment and both actual and expected experience of a reference portfolio within the general account. The guaranteed minimum interest rate is 1.50%. The guaranteed income fund is classified as a Level 2 investment.

Events

Only an event causing liquidity constraints at PRIAC could limit the ability of the Plan to transact at Contract Value paid within 90 days or in rare circumstances, Contract Value over time. There are not any events that allow the issuer to terminate the contract and which require the Plan sponsor to settle at an amount different than Contact Value paid either within 90 days or over time.

(5)	Nonparticipant-Directed Investments

The Plan has investments in Huttig Common Stock as of December 31, 2012 and 2011 of $2,981,972 and $1,038,035, respectively. In 2012 and 2011, the Company did not make matching contributions for the purchase of Huttig Common Stock. The participant can reallocate the vested portions of the Huttig Common Stock at any time. In addition, after three years of service, a participant can reallocate matching contributions invested in Huttig Common Stock regardless of whether the participant is vested in such matching contributions.

As of December 31, 2012 and 2011, the Plan held approximately 1,863,733 and 1,996,222 shares, respectively, of Company Common Stock. Total outstanding Huttig Company Stock as of December 31, 2012, was approximately 24 million shares.

During the year ended December 31, 2012, the Plan had the following transactions involving Huttig Common Stock:

Shares purchased	93,793
Shares sold	226,282
Cost of shares purchased	$114,592
Cost of shares sold	$457,241
Net proceeds from shares sold	$240,265

(6)	Tax Status

The Plan Administrator has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to examination for the years prior to 2009.

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Notes to Financial Statements

December 31, 2012 and 2011

The IRS has determined and informed the Company by a letter dated March 31, 2008 that the Plan is established in accordance with applicable sections of the IRC, and therefore, the Plan qualifies as tax-exempt under Section 401(a) of the IRC. Although the plan has been amended since receiving this letter, the Plan Administrator believes the Plan is designed and is currently operating in compliance with the applicable requirements of the IRC and therefore believe that the Plan is qualified and the related trust is tax-exempt.

(7)	Distribution of Assets Upon Termination of the Plan

Huttig reserves the right to terminate the Plan, in whole or in part, at any time. In the event of termination, all amounts credited to the participant accounts will become 100% vested. If the Plan is terminated at any time or contributions are completely discontinued and Huttig determines that the trust shall be terminated, all accounts shall be revalued as if the termination date were a valuation date and such accounts shall be distributed to participants. If the Plan is terminated or contributions completely discontinued, but Huttig determines that the trust shall be continued pursuant to the terms of the trust agreement, participants or the Company shall make no further contributions, but the trust shall be administered as though the Plan were otherwise in effect. There are no intentions to terminate the Plan at this time.

(8)	Related Party Transactions

Certain Plan investments are shares of mutual funds and the guaranteed income fund that are managed by Prudential Trust Company. Prudential Trust Company is the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions. Additionally, Plan investments include shares of Huttig Building Products, Inc. common stock. Huttig Building Products, Inc. is the Plan Sponsor, as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. These party-in-interest transactions are allowable under ERISA regulations.

(9)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

Schedule 1

HUTTIG BUILDING PRODUCTS, INC.

SAVINGS AND PROFIT SHARING PLAN

Schedule H, Line 4i  —  Schedule of Assets Held (at end of year)

EIN #43-0334550 Plan No. 006

December 31, 2012

(a) (b) Identity of Issuer	(c) Description	(d) Cost	(e) Current Value
Prudential Guaranteed Income Fund*	Unallocated Investment Contract	**	$12,489,740
American Funds EuroPacific Growth Fund A	Mutual Fund	**	6,009,614
Prudential Jennison Growth Fund Z*	Mutual Fund	**	5,476,284
Pioneer Fundamental Value Fund Y	Mutual Fund	**	5,283,455
Huttig Common Stock*	Company Stock	**	2,981,972
American Balanced Fund	Mutual Fund	**	2,695,638
Columbia Mid Cap Value A	Mutual Fund	**	2,259,854
Prudential Dryden Stock Index Fund I*	Mutual Fund	**	2,104,488
T Rowe Price Mid Cap Growth R	Mutual Fund	**	2,033,319
Crane Company Stock	Company Stock	**	1,885,492
PIMCO Total Return A	Mutual Fund	**	1,666,547
Lord Abbett Developing Growth A	Mutual Fund	**	1,400,638
Federated Clover Small Value A	Mutual Fund	**	1,184,523
Virtus Emerging Market Opportunities A	Mutual Fund	**	33,228
Templeton Global Bond Fund	Mutual Fund	**	122,041
Notes receivable—participants*	Interest rates 4.25% to 9.25%; maturing dates vary through 2020	**	676,445

			$48,303,278

*Represents a party-in-interest investment allowable under ERISA regulations.

**Cost omitted for participant-directed investments

See accompanying report of independent registered public accounting firm

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

HUTTIG BUILDING PRODUCTS, INC.
SAVINGS AND PROFIT SHARING PLAN

HUTTIG BUILDING PRODUCTS, INC.
(Plan Administrator)

Date: June 25, 2013	By:	/s/ Philip W. Keipp
	Name:	Philip W. Keipp
	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Brown Smith Wallace, L.L.C., independent registered public accounting firm.